Exhibit 99.1

Telesat Reports Results for the Quarter Ended March 31, 2025

OTTAWA, CANADA – May 6, 2025 – Telesat (Nasdaq and TSX: TSAT), one of the world’s largest and most innovative satellite operators, today announced its financial results for the three month period ended March 31, 2025. All amounts are in Canadian dollars and reported under IFRS® Accounting Standards unless otherwise noted.

“I am pleased with our performance in the first quarter of this year, including our disciplined execution in our GEO business and the excellent progress we are making on the Telesat Lightspeed technical and commercial fronts,” commented Dan Goldberg, Telesat’s President and CEO. “Our recently-announced contract with Viasat, along with the Orange and ADN agreements we announced earlier this year, are clear evidence of the strong market response we are seeing to the Telesat Lightspeed offering. Our LEO backlog2 is now nearly $1.1 billion, and we continue to believe that our year-end 2025 LEO segment backlog will exceed our year-end 2024 GEO segment backlog.”

Goldberg added: “In our GEO segment, through focused execution we generated a 74% Adjusted EBITDA margin1 and ended the quarter with a substantial contractual backlog2 of $1.0 billion. We remain confident in the 2025 guidance we released on our last earnings call.”

For the quarter ended March 31, 2025, Telesat reported consolidated revenue of $117 million, a decrease of 23% ($35 million) compared to the same period in 2024. When adjusted for changes in foreign exchange rates, revenue declined 26% ($40 million) compared to 2024. The decrease was primarily due to a lower rate on the renewal of a long-term agreement with a North American direct-to-home television customer and to reductions in services for certain customers, particularly on an agreement to provide services to an Indonesian rural broadband program, combined with lower equipment sales to Canadian government customers.

Operating expenses for the quarter were $53 million, an increase of 13% ($6 million) from 2024. When adjusted for changes in foreign exchange rates, operating expenses grew 10% ($4 million) compared to 2024. The increase was primarily due to headcount growth for Telesat Lightspeed and higher legal and professional fees, partially offset by higher capitalized en

Adjusted EBITDA1 for the quarter was $67 million, a decrease of 39% ($43 million) or 42% ($46 million) when adjusted for foreign exchange rate changes. The consolidated Adjusted EBITDA margin1 was 57.7%, compared to 72.8% in the same period in 2024.

Telesat’s net loss for the quarter was $51 million compared to a net loss of $52 million for the same period in the prior year. The change was primarily due to a gain on foreign exchange in the first quarter of 2025 compared to a loss in the first quarter of 2024, offset by lower revenue and a loss related to an increase in the fair value of the Telesat Lightspeed financing warrants.

Business Highlights

▲	Telesat Lightspeed Commercial Agreements

-	In April, Telesat signed a multi-year agreement with Viasat Inc. for Telesat Lightspeed services, under which Viasat, the largest broadband connectivity provider in the commercial aviation market, will integrate Telesat Lightspeed into their services portfolio for aviation, maritime, enterprise, and defense markets.

-	In March, Telesat announced multi-year agreements for Telesat Lightspeed connectivity services with Orange and ADN Telecom.

▲	Government of Canada and Government of Quebec Financing:

-	During the first quarter of 2025, we completed our first two draw requests under the funding agreements for a total of $340 million.

▲	Backlog and Utilization

-	As of March 31, 2025, Telesat had contracted GEO backlog[2] of approximately $1.0 billion.

-	As of May 5, 2025, Telesat had contracted LEO backlog[2] of approximately $1.1 billion.

-	As of March 31, 2025, fleet utilization was 66.5%.

2025 Financial Outlook

(assumes an average foreign exchange rate of US$1=C$1.42)

For 2025, Telesat continues to expect full year:

●	Revenues to be between $405 million and $425 million;

●	Adjusted EBITDA[1] to be between $170 million and $190 million on a consolidated basis. This reflects LEO operating expenses of between $110 million and $120 million, an increase from 2024 of between $38 million and $48 million; and

●	Capital expenditures (including both cash paid and accrued) to be in the range of $900 million to $1,100 million, virtually all of which is related to Telesat Lightspeed.

Telesat’s quarterly report on Form 6-K for the quarter ended March 31, 2025 has been filed with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities, and may be accessed on the SEC’s website at www.sec.gov and on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) website at www.sedarplus.ca.

Conference Call

Telesat has scheduled a conference call on Tuesday, May 6th, 2025, at 10:30 a.m. ET to discuss its financial results for the quarter ended March 31, 2025. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Andrew Browne, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1-800-952-5114. Callers outside of North America should dial +1-416-406-0743. The access code is 5237299 followed by the number sign (#). Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference. In the event of technical issues, please dial *0 and advise the conference call operator of the company name (Telesat) and the name of the moderator (James Ratcliffe).

Webcast:

The conference call can also be accessed, as a listen in only, at https://edge.media-server.com/mmc/p/eck27eog. A replay of the webcast will be archived on Telesat’s website under the tab “Investors”.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 6, 2025 until 11:59 p.m. ET on May 20, 2025. To access the replay, please call +1-800-408-3053. Callers from outside North America should dial +1-905-694-9451. The access code is 3089004 followed by the number sign (#).

About Telesat

Backed by a legacy of engineering excellence, reliability and industry-leading customer service, Telesat (Nasdaq and TSX: TSAT) is one of the largest and most successful global satellite operators. Telesat works collaboratively with its customers to deliver critical connectivity solutions that tackle the world’s most complex communications challenges, providing powerful advantages that improve their operations and drive profitable growth.

Continuously innovating to meet the connectivity demands of the future, Telesat Lightspeed, the company’s state-of-the-art Low Earth Orbit (LEO) satellite network, has been optimized to meet the rigorous requirements of telecom, government, maritime and aeronautical customers. Telesat Lightspeed will redefine global satellite connectivity with ubiquitous, affordable, high-capacity, secure and resilient links with fibre-like speeds. For updates on Telesat, follow us on LinkedIn, X, or visit www.telesat.com.

Contacts:

Investor Relations

James Ratcliffe

+1 613 748 8424

ir@telesat.com

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact, including financial outlook for 2025 and the growth opportunities of Telesat Lightspeed, and are “forward-looking statements’’ and “future-orientated financial performance” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. When used herein, statements which are not historical in nature, or which contain the words “will,” “expect,” “believe,” “continue,” or similar expressions, are forward-looking statements. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements and future-orientated financial information as a result of known and unknown risks and uncertainties. Future-orientated financial information contained in this news release about prospective financial performance, financial position, or cash flows are expected to give the reader a better understanding of the potential future performance of Telesat. Readers are cautioned that any such future-orientated financial information and financial outlook contained herein should not be used for purposes other than those disclosed herein. All statements made in this news release are made only as of the date set forth at the beginning of this release. Telesat undertakes no obligation to update the information made in this news release in the event facts or circumstances subsequently change after the date of this news release.

These forward-looking statements and future-orientated financial information are not guarantees of future performance, are based on Telesat’s current expectations, and are subject to a number of risks, uncertainties, assumptions, and other factors, some of which are beyond Telesat’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: inflation, rising or prolonged elevated interest rates, and increased tariffs; risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance; the ability to deploy successfully an advanced global LEO satellite constellation and the timing of any such deployment; Telesat’s ability to meet the conditions for advance of the loans under the funding agreements for the constellation; technological hurdles, including Telesat’s and Telesat’s contractors’ development and deployment of the new technologies required to complete the constellation in time to meet Telesat’s schedule, or at all, the availability of services and components from Telesat’s and Telesat’s contractors’ supply chains; competition, including with other LEO systems, deployed and yet to be deployed; risks associated with domestic and foreign government regulation, including access to sufficient orbital spectrum to be able to deliver services effectively and access to sufficient geographic markets in which to sell those services; Telesat’s ability to develop significant commercial and operational capabilities; volatility in exchange rates; and the ability to expand Telesat’s existing satellite utilization. The foregoing list of important factors is not exhaustive. Investors should review the other risk factors discussed in Telesat’s annual report on Form 20-F for the year ended December 31, 2024, that was filed on March 27, 2025, and the Form 6-K that was filed on May 6, 2025, with the United States Securities and Exchange Commission (SEC) and the Canadian securities regulatory authorities at the System for Electronic Document Analysis and Retrieval+ (SEDAR+), and may be accessed on the SEC’s website at www.sec.gov and SEDAR’s website at www.sedarplus.ca.

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Income (Loss)

For the three months ended March 31

(in thousands of Canadian dollars, except per share amounts)	2025	2024

Revenue	$116,749	$152,175
Operating expenses	(53,042)	(47,112)
Depreciation	(25,909)	(36,395)
Amortization	(10,899)	(2,823)
Other operating gains (losses), net	3,950	15
Operating income	30,849	65,860
Interest expense	(56,664)	(64,430)
Interest and other income	6,208	21,128
Gain (loss) on changes in fair value of financial instruments	(33,412)	—
Gain (loss) on foreign exchange	2,480	(68,413)
Income (loss) before income taxes	(50,539)	(45,855)
Tax (expense) recovery	(918)	(6,482)
Net income (loss)	$(51,457)	$(52,337)

Net income (loss) attributable to:
Telesat Corporation shareholders	$(15,538)	$(14,762)
Non-controlling interest	(35,919)	(37,575)
	$(51,457)	$(52,337)

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic	$(1.08)	$(1.08)
Diluted	$(1.08)	$(1.08)

Total Weighted Average Common Shares Outstanding
Basic	14,381,205	13,706,546
Diluted	14,381,205	13,706,546

Telesat Corporation

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	$797,371	$552,064
Trade and other receivables	62,304	158,930
Other current financial assets	685	565
Current income tax recoverable	28,810	29,253
Prepaid expenses and other current assets	265,768	280,460
Total current assets	1,154,938	1,021,272
Satellites, property and other equipment	2,428,957	2,277,143
Deferred tax assets	2,791	3,059
Other long-term financial assets	12,953	9,767
Long-term income tax recoverable	6,993	6,993
Other long-term assets	417,827	516,507
Intangible assets	487,298	497,466
Goodwill	2,613,409	2,612,972
Total assets	$7,125,166	$6,945,179

Liabilities
Trade and other payables	$92,664	$158,276
Other current financial liabilities	43,419	26,483
Income taxes payable	6,713	5,913
Other current liabilities	62,183	65,906
Total current liabilities	204,979	256,578
Long-term indebtedness	3,353,208	3,096,615
Deferred tax liabilities	173,165	175,544
Other long-term financial liabilities	663,173	630,556
Other long-term liabilities	287,169	289,181
Total liabilities	4,681,694	4,448,474

Shareholders’ Equity
Share capital	65,971	59,082
Accumulated earnings	456,692	467,333
Reserves	185,953	183,865
Total Telesat Corporation shareholders’ equity	708,616	710,280
Non-controlling interest	1,734,856	1,786,425
Total shareholders’ equity	2,443,472	2,496,705
Total liabilities and shareholders’ equity	$7,125,166	$6,945,179

Telesat Corporation

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2025	2024
Cash flows from operating activities
Net income (loss)	$(51,457)	$(52,337)
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation	25,909	36,395
Amortization	10,899	2,823
Tax expense (recovery)	918	6,482
Interest expense	56,664	64,430
Interest income	(6,342)	(21,296)
(Gain) loss on foreign exchange	(2,480)	68,413
(Gain) loss on changes in fair value of financial instruments	33,412	—
Share-based compensation	3,241	5,434
(Gain) loss on disposal of assets	(3,950)	(15)
Deferred revenue amortization	(14,407)	(13,659)
Pension expense	1,366	1,409
Other	(691)	197
Income taxes paid, net of income taxes received	(1,580)	(11,496)
Interest paid, net of interest received	(31,350)	(18,147)
Government grant received	—	1,085
Operating assets and liabilities	118,772	6,953
Net cash from operating activities	138,924	76,671
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	(200,313)	(757)
Cash payments related to property and other equipment	(34,744)	(19,278)
Net proceeds from disposal of assets	4,500	—
Government grant received	—	109
Net cash (used in) generated from investing activities	(230,557)	(19,926)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	340,000	—
Payments of principal on lease liabilities	(515)	(647)
Satellite performance incentive payments	(190)	(711)
Tax withholdings on settlement of restricted share units	(6,788)	(2,116)
Net cash (used in) generated from financing activities	332,507	(3,474)
Effect of changes in exchange rates on cash and cash equivalents	4,433	33,939
Changes in cash and cash equivalents	245,307	87,210
Cash and cash equivalents, beginning of period	552,064	1,669,089
Cash and cash equivalents, end of period	$797,371	$1,756,299

Telesat’s Adjusted EBITDA Margin(1):

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2025	2024

Net income (loss)	$(51,457)	$(52,337)
Tax expense (recovery)	918	6,482
(Gain) loss on changes in fair value of financial instruments	33,412	—
(Gain) loss on foreign exchange	(2,480)	68,413
Interest and other income	(6,208)	(21,128)
Interest expense	56,664	64,430
Depreciation	25,909	36,395
Amortization	10,899	2,823
Other operating (gains) losses, net	(3,950)	(15)
Non-recurring compensation expenses(3)	459	244
Non-cash expense related to share-based compensation	3,241	5,434
Adjusted EBITDA	$67,407	$110,741

Revenue	$116,749	$152,175

Adjusted EBITDA Margin	57.7%	72.8%

End Notes

[1]	Non-IFRS Accounting Standards Measures – Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used to measure Telesat’s financial performance. Adjusted EBITDA is defined as operating income (less certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and Telesat to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and Telesat to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

[2]

Telesat’s backlog represents future cash inflows from capacity allocation or service delivery contracts. As of March 31, 2025, GEO backlog was $1.0 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of May 5, 2025, the expected cash inflows from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.1 billion.

[3]	Includes severance payments and special compensation and benefits for executives and employees.